UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
31 July 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

VTTI Energy Partners LP

File No. 333-196907 -- CF# 31232

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VTTI Energy Partners LP submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on June 19, 2014, as amended on July 22, 2014.

Based on representations by VTTI Energy Partners LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.4	through May 29, 2019
Exhibit 10.5	through May 29, 2019
Exhibit 10.6	through May 29, 2019
Exhibit 10.7	through May 29, 2019
Exhibit 10.8	through May 29, 2019
Exhibit 10.9	through June 30, 2017
Exhibit 10.10	through June 30, 2017
Exhibit 10.11	through June 30, 2017
Exhibit 10.12	through June 30, 2017
Exhibit 10.15	through May 29, 2019
Exhibit 10.16	through May 29, 2019
Exhibit 10.17	through June 30, 2017
Exhibit 10.18	through March 31, 2019
Exhibit 10.20	through March 31, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary